

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

Albert DaCosta
CEO
Paragon 28, Inc.
14445 Grasslands Drive
Englewood, CO 80112

      Re: Paragon 28, Inc.
          Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2023

Dear Albert DaCosta:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services